

September 28, 2010

Robert G. Gross
Chief Executive Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, NY 14615

> **Re:** **Monro Muffler Brake, Inc.**
> **Form 10-K**
> **Filed June 10, 2010**
> **File No. 000-19357**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 9, 2010**

Dear Mr. Gross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 10

1. We note your statement that you have included "some" of the most important factors that could cause the company's results to differ materially from those projected. In future filings, please revise this section to include all material risks facing the company.

Signatures, page 67

2. Please revise the second half of your signature page so that Mr. Robert Gross signs in his individual capacity as chief executive officer. Refer to the instructions to Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion And Analysis, page 12

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Philosophy and Objectives, page 12

4. We note that you target executive base salaries to those paid to executives holding similar positions at other automotive service companies of comparable size, and as such, it appears that you use benchmarking to determine the level of compensation paid to your executives. In future filings, please disclose the companies against which you benchmark and provide additional information regarding how you target the salaries of your named executive officers to those at comparable companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

5. In future filings, please also disclose the "competitive market data" that you consider when determining whether to increase executives' base salaries or advise.

Annual Incentive Bonus, page 14

6. We note that you determine the amount of each executive's bonus based on the achievement of stated financial goals, which appear to be pre-tax earnings targets for Fiscal Year 2010. In future filings, please include qualitative and quantitative disclosure regarding the determination of targets and the targets actually reached. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Grants of Plan-Based Awards, page 20

7. We note that your named executive officers were awarded payouts pursuant to your annual incentive bonus plan. In future filings, please revise to disclose how you determined the amount payable to each executive, including any formula used, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor